                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               TEL OFFSHORE TRUST
                                (NAME OF ISSUER)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)


                                   872 382 106
                                 (CUSIP NUMBER)



          MORGAN F. JOHNSTON, ESQ.                         Copies to
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY       DAVID E. MORRISON, ESQ.
        MAGNUM HUNTER RESOURCES, INC.               THOMPSON & KNIGHT, P.C.
    600 EAST LAS COLINAS BLVD, SUITE 1200       1700 PACIFIC AVENUE, SUITE 3300
              IRVING, TX 75039                         DALLAS, TX 75201
               (972) 401-0752                           (214) 969-1700

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 5, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.872 382 106             SCHEDULE 13D/A

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            MAGNUM HUNTER RESOURCES, INC.
-------------------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [ ]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                                         BK

-------------------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization                              MAGNUM HUNTER RESOURCES, INC. IS A
                                                                        CORPORATION ORGANIZED UNDER THE LAWS
                                                                        OF THE STATE OF NEVADA
-------------------------------------------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                                               68,182
                                   --------------------------------------------------------------------------------
      Shares Bene-
      ficially                     (8)      Shared Voting Power                                        1,840,271(1)
                                   -------------------------------------------------------------------------------
      Owned by
      Each                         (9)      Sole Dispositive Power                                          68,182
                                   --------------------------------------------------------------------------------
      Reporting
      Person With                  (10)     Shared Dispositive Power                                   1,840,271(1)
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                                         1,908,453
-------------------------------------------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                                   40.2%(2)

-------------------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                                CO

-------------------------------------------------------------------------------------------------------------------

         (1) Magnum Hunter Resources, Inc. transferred 1,840,271 of its 1,908,453 units of beneficial interest of TEL Offshore Trust to its wholly owned subsidiary, Bluebird Energy, Inc. As such, voting and dispositive power for the transferred units is shared between Magnum Hunter Resources, Inc. and Bluebird Energy, Inc.

         (2) Based on 4,751,510 units of beneficial interest issued and outstanding as of November 6, 1998 as reported in the Form 10-Q of TEL Offshore Trust for the quarter ended September 30, 1998.

CUSIP NO. 872 382 106                             SCHEDULE 13D/A

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            BLUEBIRD ENERGY, INC.
-------------------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [ ]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                                     N/A(1)

-------------------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization                              BLUEBIRD ENERGY, INC. IS A CORPORATION
                                                                        FORMED UNDER THE LAWS OF THE STATE OF
                                                                        OKLAHOMA
-------------------------------------------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                                                     0
                                   --------------------------------------------------------------------------------
      Shares Bene-
      ficially                     (8)      Shared Voting Power                                        1,840,271(2)
                                   -------------------------------------------------------------------------------
      Owned by
      Each                         (9)      Sole Dispositive Power                                                0
                                   --------------------------------------------------------------------------------
      Reporting
      Person With                  (10)     Shared Dispositive Power                                   1,840,271(2)
------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                     1,840,271(3)

-------------------------------------------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                   [ ](3)

-------------------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                                   38.7%(4)

-------------------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                                CO

-------------------------------------------------------------------------------------------------------------------

         (1) Magnum Hunter Resources, Inc. made an equity investment in Bluebird Energy, Inc., its wholly owned subsidiary, by transferring these units of beneficial interest of TEL Offshore Trust to Bluebird Energy, Inc.

         (2) Voting and dispositive power is shared between Magnum Hunter Resources, Inc. and Bluebird Energy, Inc.

         (3) Bluebird Energy, Inc. disclaims any beneficial ownership of the 68,182 units of beneficial interest held solely by Magnum Hunter Resources, Inc., and such units of beneficial interest are not included in the 1,840,271 units beneficially owned by Bluebird Energy, Inc.

         (4) Based on 4,751,510 units of beneficial interest issued and outstanding as of November 6, 1998 as reported in the Form 10-Q of TEL Offshore Trust for the quarter ended September 30, 1998.

                            AMENDMENT TO SCHEDULE 13D

      Magnum Hunter Resources, Inc. (the "Purchaser") filed the Schedule 13D to which this amendment relates on March 31, 1998. The original filing event involved a tender offer by the Purchaser. As such, the Purchaser filed its
Schedule 13D jointly with the Final Amendment to its Schedule 14D-1. The Purchaser is now amending the Schedule 13D to reflect the transfer of most of the TEL Offshore Units of Beneficial Interest to the Purchaser's wholly owned subsidiary, Bluebird Energy, Inc. ("Bluebird"). The Purchaser and Bluebird have common officers and directors.

ITEM 1.     SECURITY AND ISSUER.

      (a) The name of the subject company is TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"). The address of the Trust's corporate trustee, Texas Commerce Bank National Association is 712 Main Street, Houston, Texas 77002.

      (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase for Cash between TEL Offshore Trust and the Purchaser dated January 28, 1998 (the "Offer to Purchase") is incorporated herein by reference.

      (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.     IDENTITY AND BACKGROUND.

      Purchaser:

      The information set forth on the cover page, under "Introduction," in
Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

      (d)-(e) During the last five years, none of Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      (f) All of the officers and directors of the Purchaser are United States citizens.

      Bluebird:

      Bluebird is a company organized and existing under the laws of Oklahoma. Bluebird's principal address and office is located at 600 Las Colinas Blvd, Suite 1200, Irving, TX 75039. The principal business of Bluebird is engaging in oil and gas exploration and production.

      The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Bluebird are set forth below:


----------------------------------------------------------------------------------------------------------------------------
                                                                                  Name, Principal Business Address of
                                                                                    Organization in which Principal
                                    Capacity in Which          Principal                       Occupation
              Name                        Serves              Occupation                      is Conducted
----------------------------------------------------------------------------------------------------------------------------
Gary C. Evans                         Director and           President and           Magnum Hunter Resources, Inc.
                                     Chief Executive        Chief Executive           600 East Las Colinas Blvd.,
                                       Officer of               Officer                       Suite 1200,
                                    Bluebird Energy,                                        Irving, TX 75039
                                          Inc.
----------------------------------------------------------------------------------------------------------------------------
Matthew C. Lutz                         Director             Chairman and            Magnum Hunter Resources, Inc.
                                    Bluebird Energy,        Executive Vice            600 East Las Colinas Blvd.,
                                          Inc.               President of                     Suite 1200,
                                                            Exploration and                 Irving, TX 75039
                                                               Business
                                                              Development
----------------------------------------------------------------------------------------------------------------------------
Richard R. Frazier                    Director and           President and              Magnum Hunter Production
                                      President of          Chief Operating          Gruy Petroleum Management Co.
                                    Bluebird Energy,          Officer of               600 East Las Colinas Blvd.,
                                          Inc.               Magnum Hunter                    Suite 1200,
                                                            Production and                  Irving, TX 75039
                                                            Gruy Petroleum
                                                            Management Co.
----------------------------------------------------------------------------------------------------------------------------
Chris Tong                             Senior Vice            Senior Vice            Magnum Hunter Resources, Inc.
                                      President and          President and            600 East Las Colinas Blvd.,
                                     Chief Financial        Chief Financial                   Suite 1200,
                                       Officer of               Officer                     Irving, TX 75039
                                    Bluebird Energy,
                                          Inc.
----------------------------------------------------------------------------------------------------------------------------
Morgan F. Johnston                   Vice President,        Vice President,          Magnum Hunter Resources, Inc.
                                      Secretary and          Secretary and            600 East Las Colinas Blvd.,
                                     General Counsel        General Counsel                   Suite 1200,
                                       of Bluebird                                          Irving, TX 75039
                                      Energy, Inc.
----------------------------------------------------------------------------------------------------------------------------

      (d)-(e) During the last five years, neither Bluebird nor any of the persons set forth in this Item 2 have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      (f) All of Bluebird's officers and directors are United States citizens.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Purchaser: The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

      Bluebird:  Not Applicable.

ITEM 4.     PURPOSE OF TRANSACTION.

      Purchaser:

      (a)-(g), (j) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

      (h)-(j) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

      Bluebird: The Purchaser transferred the securities herein reported to Bluebird for capitalization and financing purposes. The securities are being used as collateral to secure a loan relating to the purchase by Bluebird of various oil and gas properties from Spirit Energy 76. The information relating to Purchaser set forth in Sections 7 and 12 of the Offer to Purchase, previously incorporated herein by reference, also reflects Bluebird's position relating to the units of beneficial interest.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Purchaser: As of the date hereof, Purchaser is the beneficial owner of 1,908,453 units of beneficial interest of TEL Offshore Trust. According to TEL Offshore Trust's 10-Q for the quarter ended September 30, 1998, as of November 6, 1998, there were 4,751,510 units of beneficial interest issued and outstanding and on such basis, Purchaser beneficially owns 40.2% of the units of beneficial interest. Purchaser has the sole power to vote, direct the vote, dispose of or direct the disposition of 68,182 units of beneficial interest and shares such power with Bluebird with respect to 1,840,271 units of beneficial interest.

      Bluebird: As of the date hereof, Bluebird is the beneficial owner of 1,840,271 units of beneficial interest of TEL Offshore Trust. According to TEL Offshore Trust's 10-Q for the quarter ended September 30, 1998, as of November 6, 1998, there were 4,751,510 units of beneficial interest issued and outstanding and on such basis, Bluebird beneficially owns 38.7% of the units of beneficial interest. Bluebird shares the power to vote, direct the vote, dispose of or direct the disposition of 1,840,271 units of beneficial interest with Purchaser.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            The information set forth under "Introduction" and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

            Additionally, Purchaser and Bluebird entered into a Joint Filing Agreement dated February 11, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1) Offer to Purchase, dated January 28, 1998 (Incorporated by Reference to Schedule 14D-1 dated January 28, 1998).

      (a)(2) Joint Filing Agreement between Purchaser and Bluebird dated February 11, 1999.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 1999           MAGNUM HUNTER RESOURCES, INC.



                                  By:  /s/ Gary C. Evans
                                     ------------------------------------------
                                       Gary C. Evans
                                       President and Chief Executive Officer



Date:  February 11, 1999          BLUEBIRD ENERGY, INC.

                                  By:  /s/ Gary C. Evans
                                     ------------------------------------------
                                       Gary C. Evans
                                       President and Chief Executive Officer

                                 EXHIBIT (a)(2)

                                    AGREEMENT

         The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A dated February 11, 1999, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: February 11, 1999          MAGNUM HUNTER RESOURCES, INC.



                                 By:  /s/ Gary C. Evans
                                     ------------------------------------------
                                      Gary C. Evans
                                      President and Chief Executive Officer



Date: February 11, 1999          BLUEBIRD ENERGY, INC.



                                 By: /s/ Gary C. Evans
                                     ------------------------------------------
                                      Gary C. Evans
                                      President and Chief Executive Officer